UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: for the month of May 2025
Commission File Number: 001-41912
___________________________
Ferrovial SE
___________________________
Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
On May 5, 2025, Ferrovial SE (the “Company”) issued an investor presentation, a copy of which is furnished as
Exhibit 99.1, and is available on the Company’s investor relations website at https://www.ferrovial.com/en/ir-
shareholders/financial-information/investors-presentations/.
The information contained in the investor presentation is being provided as of May 5, 2025, and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements therein to reflect actual results that subsequently may occur unless the Company is required to do so under applicable law.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Ferrovial’s Investor Presentation
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: May 5, 2025
                                                                            By: /s/ Ernesto López Mozo________________
                                                Ernesto López Mozo
                                                    Chief Financial Officer